July 28, 2017

Dorrie Yale

Division of Corporation Finance

Office of Healthcare & Insurance

Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Re:	Immune Pharmaceuticals Inc.
Amendment No. 1 to
Registration Statement on Form S-1
Filed July 18, 2017
File No. 333-219094

Dear Ms. Yale:

This letter sets forth the responses of Immune Pharmaceuticals, Inc., a Delaware corporation (the “Company” or “we”), to the comments received from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 27, 2017 ("Comments Letter") concerning the Company’s Registration Statement on Form S-1 (collectively, the “Filing”).

1.     We note your revised fee table, and your statement that the registration fee is calculated in accordance with Rule 457(c) of the Securities Act. It appears from the last line in the table that you are registering the resale of warrants by one of the selling shareholders. Please revise the table to indicate whether you are also registering the resale of the common stock issuable upon the exercise of the warrants, and make corresponding clarifications to the selling shareholder table. For guidance, refer to CDI Securities Act Sections 103.04. Further, the prices stated in the fee table do not appear to be calculated based on the average of the high and low prices or the average of the bid and asked prices as of a date within 5 business days prior to the initial filing date of your registration statement. Please demonstrate how you calculated your fee, and specify the date and prices used to determine the fee.

Response:

We will only be registering the shares of common stock underlying the warrant and have revised the Filing to address the Staff’s comment.

2.     Please update your selling stockholder table to revise the "Number of Shares Offered" column so that it corresponds to the number of shares that are registered under this registration statement. Please also revise the "Number of Shares of Common Stock Beneficially Owned" column so that it reflects recent events. For example, based on the disclosure in the Form 8-K you filed on July 10, 2017, it appears that one of your selling stockholders, MEF I, LP, is also the holder of a senior secured convertible promissory note with a principal amount of $2,974,159.

Response: We have revised the Filing to address the Staff’s comment.

Sincerely,

\s\ Elliot Maza
Elliot Maza